Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "POWER HERO CORP.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF JANUARY, A.D. 2023, AT 8:07 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

6274130 8100
SR# 20230094240

Authentication: 202469194
Date: 01-11-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

POWER HERO CORP.

Power Hero Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is Power Hero Corp. (the "Company"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 6, 2017 under the name Ijuze Corp.

B. The Amended and Restated Certificate of the Company in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

C. The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this 11th day of January, 2023.

POWER HERO CORP.

By: /s/ Esmond Goei
Esmond Goei
President and CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:07 AM 01/11/2023
FILED 08:07 AM 01/11/2023
SR 20230094240 - File Number 6274130

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EXHIBIT A

ARTICLE I

The name of the corporation is Power Hero Corp. (the "**Company**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Delaware 19901, County of Kent. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

The aggregate number of shares which the Company shall have authority to issue is Forty-Four Million (44,000,000) shares of capital stock, all of which shall be designated "Common Stock" and have a par value of $0.000001 per share.

At the time this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware and shall become effective (the "**Effective Time**"): (i) every one (1) share of Common Stock issued and outstanding immediately prior to the Effective Time shall be, and hereby is, split and reconstituted into three (3) fully paid and non-assessable shares of Common Stock (the "**Stock Split**"). Each outstanding stock certificate of the Company which, immediately prior to the Effective Time, represented one (1) or more shares of Common Stock, shall thereafter be deemed to represent the appropriate number of shares of Common Stock, as applicable, taking into account the Stock Split, until such old stock certificate is exchanged for a new stock certificate reflecting the appropriate number of shares resulting from the Stock Split. All numbers referred to in this Amended and Restated Certificate of Incorporation are stated after giving effect to the Stock Split.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

ARTICLE VI

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Company.

ARTICLE VII

(A)   To the fullest extent permitted by the General Corporation Law of Delaware, as it exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Company is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

(C)   Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE IX

Subject to the provisions of this Restated Certificate, including Section C.6 of Article IV, the Company reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Restated Certificate in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE X

A.   To the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to eliminate or limit further, or to authorize corporate action eliminating or limiting further the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B.   To the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, the Company shall have the power to indemnify (and to advance expenses to) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Any amendment, repeal or modification of the foregoing provisions of this Article X, or the adoption of any provision in this Restated Certificate inconsistent with this Article X, shall be prospective only and shall not adversely affect any right or protection of any director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such amendment, repeal, modification or adoption.

ARTICLE XI

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Article XI.

ARTICLE XII

The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person in such Covered Person's capacity as a director of the Company.

4

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "IJUZE CORP", FILED IN THIS OFFICE ON THE SIXTH DAY OF JANUARY, A.D. 2017, AT 9:32 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6274130 8100
SR# 20170083809

Authentication: 201836923
Date: 01-09-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:32 AM 01/06/2017
FILED 09:32 AM 01/06/2017
SR 20170083809 - File Number 6274130

CERTIFICATE OF INCORPORATION

OF

IJUZE CORP

ARTICLE I

The name of the corporation is IJUZE CORP (the "**Company**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Delaware 19901, County of Kent. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The aggregate number of shares which the Company shall have authority to issue is Ten Million (10,000,000) shares of capital stock, all of which shall be designated "Common Stock" and have a par value of $0.000001 per share.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

ARTICLE VI

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Company.

ARTICLE VII

(A) To the fullest extent permitted by the General Corporation Law of Delaware, as it exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

4853-0915-9488.v1

(B)   The Company is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

(C)   Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Armando Castro
c/o Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304-1114

Executed on January 4, 2017.

/s/ ARMANDO CASTRO
Armando Castro, Incorporator

4853-0915-9488.v1